

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the ETRACS Alerian Midstream Energy Total Return Index ETN due October 20, 2050 of UBS AG under the Exchange Act of 1934.

Sincerely,

Bev Sayr